Exhibit 22.1

Subsidiaries of Anghami Inc.

The following list of subsidiaries of Anghami Inc. applies after completion of the Business Combination:

Entity Name	Jurisdiction of Incorporation
Anghami	Cayman Islands
Vistas Media Acquisition Company Inc.	Delaware, U.S.A.
Anghami Technologies Ltd.	United Arab Emirates
Anghami UK LTD	United Kingdom
Anghami for Digital Content*	Egypt
Digimusic SAL Offshore	Lebanon
Anghami FZ LLC	United Arab Emirates
Anghami KSA Co.	Saudi Arabia

*	Beneficial control, please see section entitled “Information about Anghami - Corporate History and Structure” for more details.